CONSENT OF MCDANIEL & ASSOCIATES CONSULTANTS LTD.

We refer to the annual information form (the "AIF") of Alpine Summit Energy Partners Energy Partners ("Alpine Summit" or the "Company") dated April 25, 2022 for the year ended December 31, 2021.

We hereby consent to being named in the AIF and the documents incorporated by reference therein and to the inclusion of information derived from:

  Our report entitled "Alpine Summit Energy Partners, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs (CDN$), As of December 31, 2021, dated March 11, 2022; and
  Our report entitled "Alpine Summit Energy Partners, Evaluation of Petroleum Reserves, Based on Forecast Prices and Costs (US$), As of December 31, 2021, dated March 11, 2022.

We confirm that we have read the AIF and have no reason to believe that there are any misrepresentations in the information contained in the AIF or the documents incorporated by reference therein that are derived from the 2021 Alpine Energy Reserves Report,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/  "Michael J. Verney"

______________________________

Michael J. Verney, P. Eng.

Executive Vice President

April 26, 2022

Calgary, Alberta, Canada